Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management's discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2020 and 2021. This section should be read in conjunction with our unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2020 and 2021 and related notes thereto, or the Unaudited Condensed Consolidated Financial Statements, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is included. We also recommend that you read our management's discussion and analysis and our audited consolidated financial statements for the fiscal year 2020, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2020, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC.

Unless otherwise indicated or the context otherwise requires, all references to "our company," "we," "our," "ours," "us" or similar terms refer to CooTek (Cayman) Inc., its subsidiaries and its consolidated affiliated entities, as the context requires; all references to "VIEs" refer to Shanghai Chubao (CooTek) Information Technology Co., Ltd., Shanghai Qiaohan Technology Co., Ltd., Molihong (Shenzhen) Internet Technology Co., Ltd., Shanghai Dengyong Information Technology Co., Ltd., Shanghai Qinglin Network Technology Co., Ltd. and other domestic companies; all references to "DAUs" refer to the number of active users of our products during a given day; and all references to "MAUs" refer to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day or month as one active user for that day or month: (1) activating or launching such product, (2) logging in with the user account for such product, or (3) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day, and the MAUs of multiple products during a given month is the sum of active users of each such product for that month. "Average daily reading time" for any day is calculated by dividing (1) the sum of time spent on reading books on our Fengdu Novel for such day, by (2) the number of Fengdu Novel users who spent time on reading books for such day. "Average daily reading time" for any month is calculated by dividing (1) the sum of average daily reading time for each day in such month, by (2) the number of days in such month.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management's discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Operating Metrics

We regularly review several key operating metrics to evaluate our business and measure our performance.

Average DAUs of our portfolio products were 23.5 million in June 2021, representing a 2% decrease from 23.9 million in June 2020. Our portfolio products mainly focus on three categories: mobile games, online literature and scenario-based content apps. Average DAUs of our online literature products were 6.7 million in June 2021, representing a decrease of 17% from 8.1 million in June 2020. The online literature product in the Chinese market is Fengdu Novel (originally known as Crazy Reading Novel). The average daily reading time of Fengdu Novel's users was approximately 153 minutes in June 2021.

Average DAUs and MAUs of our TouchPal Smart Input were 109.6 million and 144.1 million, respectively, in June 2021.

The following table sets forth the average DAUs and MAUs of our portfolio products with the average DAUs and MAUs of online literature separately presented for each of the months indicated.

	For the Month Ended,
	Dec 31,	Mar 30,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2019	2020	2020	2020	2020	2021	2021

	(in millions)
Portfolio Products
DAUs	24.7	25.2	23.9	27.7	27.8	20.3	23.5
MAUs	74.6	89.2	83.5	94.8	85.8	58.6	70.0

Including:
Online Literature
DAUs	4.8	7.3	8.1	10.0	10.2	7.5	6.7
MAUs	19.3	29.1	28.4	29.5	29.5	20.1	18.1

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations, both in absolute amount and as a percentage of our net revenues, for the periods indicated. This information has been derived from and should be read together with our Unaudited Condensed Consolidated Financial Statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2020		2021
	US$	%	US$	%
Net revenues:
Advertising revenue	232,196,523	99.5%	162,485,069	98.6%
Other revenue	1,212,400	0.5%	2,283,884	1.4%
Total net revenues	233,408,923	100%	164,768,953	100.0%
Cost of revenues(1)	(10,272,307)	(4.4)%	(17,666,891)	(10.7)%
Gross profit	223,136,616	95.6%	147,102,062	89.3%
Operating expenses:
Sales and marketing expenses(1)	(208,434,709)	(89.3)%	(130,523,018)	(79.2)%
Research and development expenses(1)	(14,950,270)	(6.4)%	(18,746,520)	(11.4)%
General and administrative expenses(1)	(7,437,572)	(3.2)%	(10,436,181)	(6.3)%
Other operating income, net	836,239	0.4%	2,261,854	1.4%
Total operating expenses	(229,986,312)	(98.5)%	(157,443,865)	(95.5)%
Loss from operation	(6,849,696)	(2.9)%	(10,341,803)	(6.2)%
Interest income (expense), net	234,231	0.1%	(1,649,293)	(1)%
Foreign exchange losses, net	(474)	(0.0)%	(224,533)	(0.1)%
Fair value change at derivatives	—	—	85,227	—%
Loss before income taxes	(6,615,939)	(2.8)%	(12,130,402)	(7.3)%
Income tax expense	(3,200)	(0.0)%	(25)	(0.0)%
Share of loss in equity method investment	—	—	(3,883)	(0.0)%
Net loss	(6,619,139)	(2.8)%	(12,134,310)	(7.3)%
Net loss per ordinary share:
Basic	(0.002)		(0.004)
Diluted	(0.002)		(0.004)
Weighted average shares used in calculating net loss per ordinary share:
Basic	3,094,780,922		3,187,723,620
Diluted	3,094,780,922		3,187,723,620

(1)	Share-based compensation was allocated in costs of revenues and operating expenses as follows.

	For the Six Months Ended June 30,
	2020	2021
	US$	US$

Cost of revenues	123,596	133,332
Sales and marketing expenses	109,460	54,844
Research and development expenses	1,343,182	1,101,542
General and administrative expenses	789,019	855,522
Total	2,365,257	2,145,240

Impact from the global COVID-19 pandemic

Recurring waves and outbreaks of the global COVID-19 pandemic may cause the Company’s advertising and marketing customers to reduce their advertising budgets. In addition, the extent of the disruption and the related impact on the Company’s financial results and business outlook depends on the future conditions of the global pandemic, which are uncertain and cannot be predicted.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2021

Net Revenues. Our net revenues decreased from US$233.4 million in the six months ended June 30, 2020 to US$164.8 million in the six months ended June 30, 2021, primarily due to a decrease in mobile advertising revenue.

●	Mobile Advertising Revenue. Our mobile advertising revenue decreased from US$232.2 million in the six months ended June 30, 2020 to US$162.5 million in the six months ended June 30, 2021. The decrease was driven primarily by our continuous restructuring of portfolio products and our strategic transition to a more balanced development approach between growth and profitability. Our portfolio products contributed approximately 99% of our total net revenues in the six months ended June 30, 2020 and 2021, respectively. Among our portfolio products, mobile games accounted for approximately 39% and 50%, online literature accounted for approximately 36% and 38%, and scenario-based content apps accounted for approximately 24% and 11%, of our total net revenues in the six months ended June 30, 2020 and 2021, respectively.
●	Other Revenues. We generate other revenues from (i) VIP user subscription; and (ii) licensing of our TouchPal Smart Input to certain mobile device manufacturers for pre-installation. Our other revenues increased from US$1.2 million in the six months ended June 30, 2020 to US$2.3 million in the six months ended June 30, 2021, primarily due to the increase in membership fee from Fengdu Novel.

Cost of Revenues. Our cost of revenues increased by 71.8% from US$10.3 million in the six months ended June 30, 2020 to US$17.7 million in the six months ended June 30, 2021, primarily due to an increase in content costs we paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works, third-party outsourcing fee and an increase in salary and payroll expenses associated with staff.

Gross Profit. Our gross profit decreased from US$223.1 million in the six months ended June 30, 2020 to US$147.1 million in the six months ended June 30, 2021, primarily due to the decline in revenues.

Operating Expenses. Our total operating expenses decreased from US$230.0 million in the six months ended June 30, 2020 to US$157.4 million in the six months ended June 30, 2021.

●	Sales and marketing expenses. Our sales and marketing expenses decreased by 37.4% from US$208.4 million in the six months ended June 30, 2020 to US$130.5 million in the six months ended June 30, 2021, primarily due to the continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users which resulted in the reduction of the user acquisition costs.
●	Research and development expenses. Our research and development expenses increased by 24.7% from US$15.0 million in the six months ended June 30, 2020 to US$18.7 million in the six months ended June 30, 2021, primarily due to an increase in salary and payroll expenses associated with technology R&D staff which reflected our continuous efforts in improving our big data analytics and expand our product offerings.
●	General and administrative expenses. Our general and administrative expenses increased by 40.5% from US$7.4 million in the six months ended June 30, 2020 to US$10.4 million in the six months ended June 30, 2021, primarily due to the increase in salary and payroll expenses associated with G&A staff, professional service fee and third-party outsourcing fee.
●	Other operating income, net. We recorded other operating income, net of US$2.3 million in the six months ended June 30, 2021, which primarily consisted of government subsidies of US$2.3 million. We recorded other operating income, net of US$0.8 million in the six months ended June 30, 2020, which primarily consisted of government subsidies of US$1.0 million, and partially offset by contingent liabilities for intellectual property infringement and unfair competition lawsuits during the ordinary course of business.

Loss from operations. We recorded loss from operations of US$6.8 million and US$10.3 million in the six months ended June 30, 2020 and 2021, respectively.

Interest income (expense), net. We had net interest income of US$0.2 million and net interest expense of US$1.6 million in the six months ended June 30, 2020 and 2021, respectively. Interest income represents interest earned on cash, cash equivalents and restricted cash, net of the interest expenses related to our bank borrowings and convertible notes.

Foreign exchange losses, net. We incurred net foreign exchange losses of US$474 and US$224,533 in the six months ended June 30, 2020 and 2021, respectively, which primarily represents costs incurred on foreign exchange conversion.

Income tax expense. We recorded income tax expense of US$3,200 and US$25 in the six months ended June 30, 2020 and 2021, respectively.

Net loss. We recorded net loss of US$6.6 million and US$12.1 million in the six months ended June 30, 2020 and 2021, respectively.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from operating activities, as well as the proceeds we received from private issuances of preferred shares, loans from commercial banks, public offering of equity and debt securities and other financing activities. In January and March 2021, we issued two convertible notes with aggregate principal of US$ 30.0 million. As of June 30, 2020 and 2021, we had US$64.9 million and US$39.0 million in cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. Our restricted cash represents amounts held in our bank account as guarantee deposit for payments processing services and loan facility provided by the bank.

We had net loss of US$6.6 million and positive cash flows from operations of US$20.4 million for the six months ended June 30, 2020. We had net loss of US$12.1 million and negative cash flows from operations of US$40.5 million for the six months ended June 30, 2021. We had positive working capital, which equals the result of current assets minus current liabilities, of US$22.1 million as of June 30, 2020 and negative working capital of US$21.4 million as of June 30, 2021.

The total outstanding balance of our short-term bank borrowings as of June 30, 2021 was US$15.2 million. We have entered into the following short-term loan transactions, and fully utilized the credit facilities as of June 30, 2021.

●	We entered into a credit facility agreement with a commercial bank initially in July 2016, which was renewed in October 2019 and further renewed in June 2020 and matured in June 2021, under which we could borrow up to US$11.0 million collateralized by our accounts receivable. In June 2021, we renewed the bank credit facility under which we can borrow up to US$10.0 million, with maturity date in June 2022 and collateralized by our accounts receivable. As of June 30, 2021, we fully used this credit facility.
●	In March 2021, we entered into two short-term interest-free loan agreements with an local Hi-tech industrial park, under which we received a total amount of US$5.4 million and fully repaid the amount by the end of August 2021.

While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over most of our short-term bank loans upon the maturity of such loans and believe we will continue to be able to do so. Meanwhile, we will seek additional credit facility with more financing banks. Additionally, we continue to monitor the daily expenditure regarding matters such as launching new products or upgrading existing products for experimental features, investing in R&D and IT infrastructure, spending in user acquisition and marketing expenses and determine the future business development plan when the necessary financial resources are available.

We believe that our current cash, cash equivalents and restricted cash, the available credit under our existing credit facilities, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional capital for business expansion in the future.

As of June 30, 2021, 87% of our cash, cash equivalents and restricted cash were held in China, among which 30% were held by our VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of June 30, 2021 were held in Hong Kong and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders.

A portion of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

The following table sets forth a summary of our unaudited condensed consolidated statement of cash flows for the periods indicated.

	For the Six Months Ended June 30,
	2020	2021
	US$	US$
Net cash provided by (used in) operating activities	20,361,994	(40,514,770)
Net cash used in investing activities	(14,627,559)	(924,554)
Net cash (used in) provided by financing activities	(754,232)	30,015,420
Net increase (decrease) in cash, cash equivalents, and restricted cash	4,980,203	(11,423,904)
Cash, cash equivalents, and restricted cash at the beginning of the period	59,966,031	49,622,714
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(25,117)	761,453
Cash, cash equivalents, and restricted cash at the end of the period	64,921,117	38,960,263

Operating Activities

Net cash used in operating activities in the six months ended June 30, 2021 was US$40.5 million, as compared to net loss of US$12.1 million in the same period. The difference was primarily due to the decrease of US$25.9 million in accounts payable, the decrease of US$4.1 million in accrued expenses and other current liabilities, driven primarily by the decrease of our user acquisition costs. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities primarily consisted of (1) US$2.1 million in share-based compensation expenses, (2) US$1.8 million in depreciation expenses, and (3) US$1.6 million in interest expense for convertible notes.

Net cash provided by operating activities in the six months ended June 30, 2020 was US$20.4 million, as compared to net loss of US$6.6 million in the same period. The difference was primarily due to the increase of US$28.5 million in accounts payable, partially offset by the decrease of US$7.8 million in accounts receivable. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities primarily consisted of (1) US$0.6 million in provision for allowance of doubtful accounts, (2) US$2.4 million in share-based compensation expenses, and (3) US$1.5 million in depreciation expenses.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2021 was US$0.9 million, primarily due to purchase of property, plant and equipment of US$0.6 million and purchases of long-term investments of US$0.3 million.

Net cash used in investing activities in the six months ended June 30, 2020 was US$14.6 million, primarily due to purchase of property, plant and equipment of US$1.5 million, purchases of short-term investment from financial institutions of US$13.0 million and purchases of long-term investments of US$0.1 million.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2021 was US$30.0 million, primarily due to the issuance of a convertible note for a principal amount of US$10.0 million and received net proceeds of US$8.9 million from this issuance on January 19, 2021, and the issuance of a convertible note for a principal amount of US$20.0 million and received net proceeds of US$18.2 million from this issuance on March 19, 2021, and the offsetting effect of proceeds from and repayment of bank borrowings of US$4.1 million and partially offset by the share repurchase of US$1.3 million.

Net cash used in financing activities in the six months ended June 30, 2020 was US$0.8 million, primarily due to share repurchase of US$5.9 million, and partially offset by proceeds from bank borrowings of US$5.7 million.

Capital Expenditures

We made capital expenditures of US$1.5 million and US$0.6 million in the six months ended June 30, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases equipment, including servers and other IT equipment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "we believe," "we intend," "may," "should," "could" and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	our mission and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the mobile internet industry and mobile advertising industry;
●	the expected growth of mobile advertising;
●	our expectations regarding demand for and market acceptance of our products and services;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.